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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X          Form 40-F.
                -----                   -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                    No.   X
          -----                  -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on January 17, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the operating lease of aircraft entered into by the Company. A copy of the English announcement is included in this Form 6-K of the Company.

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                [LOGO]         [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

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The Directors of the Company hereby announce that, on January 13, 2005 the Board had approved by written confirmation the Aircraft Lease Agreement, which was entered into by the Company and GECAS on January 14, 2005, and the transactions contemplated thereunder.
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AIRCRAFT LEASE AGREEMENT
The Company and all its Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The Board hereby announces that on January 13, 2005, in compliance with the requirements under the Company Law of China and article 111 of the articles of association of the Company, a total of 14 out of the 15 Directors participated in considering and approving by written confirmation the Aircraft Lease Agreement and the transactions contemplated thereunder.

On January 14, 2005, the Company and GECAS entered into the Aircraft Lease Agreement, pursuant to which GECAS agrees to lease to the Company by way of operating lease the Aircraft.


DATE
January 14, 2005.


PARTIES
(i) The Company, as the lessee. The principal business activity of the Company is that of civil aviation.

(ii) GECAS, as the lessor. GECAS is a global aviation solutions provider, and it provides a full range of fleet, financing and productivity solutions to the airline industry, including operating lease, sale, leaseback and trading of aircraft.

     To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, GECAS and its ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.


AIRCRAFT TO BE LEASED
Nine Boeing B737-800 aircraft


TERM OF THE LEASE

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The Aircraft Lease Agreement is for a term of seven years, commencing from the first date of delivery of the Aircraft.


DELIVERY
The Aircraft will be delivered in stages to the Company from April 2005 to February 2006.


REASONS FOR THE TRANSACTION
The Directors believe that the Aircraft to be leased by GECAS to the Company will enable the Company to expand its flight network and further enhance its competitiveness and operating capability. The Directors further believe that the terms and conditions of the Aircraft Lease Agreement and all transactions contemplated thereunder are fair and reasonable and in the interests of the Company's shareholders as a whole.


DEFINITIONS
In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Aircraft" nine Boeing B737-800 aircraft

"Aircraft Lease Agreement" an agreement dated January 14, 2005 between the Company and GECAS in respect of the lease of the Aircraft by GECAS to the Company

"Board" the board of Directors

"Company" China Southern Airlines Company Limited

"Directors" the directors of the Company

"GECAS" GE Capital Aviation Services, a company incorporated in the Republic of Ireland

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange

"Stock Exchange" The Stock Exchange of Hong Kong Limited



                                                           By Order of the Board
                                                                 SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
January 14, 2005


As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By            /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: January 18, 2005